DHT Holdings, Inc. Third Quarter 2022 Results

HAMILTON, BERMUDA, November 7, 2022 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	2021	2020
Shipping revenues	108.2	99.2	76.4	83.8	59.1	295.9	691.0
Adjusted net revenues[1]	55.3	54.1	38.7	49.3	37.7	203.4	550.5
Adjusted EBITDA[2]	35.6	32.5	14.4	32.0	14.0	113.7	450.4
Profit/(loss) after tax	7.5	10.0	(17.3)	(2.9)	(21.0)	(11.5)	266.3[3]
EPS – basic	0.04	0.06	(0.10)	(0.02)	(0.13)	(0.07)	1.71
EPS – diluted[4]	0.04	0.06	(0.10)	(0.02)	(0.13)	(0.07)	1.61
Dividend[5]	0.04	0.04	0.02	0.02	0.02	0.10	1.08
Interest bearing debt	418.9	482.2	521.0	522.3	524.8	522.3	450.0
Cash and cash equivalents	65.7	105.8	58.6	60.7	64.5	60.7	68.6
Net debt	353.2	376.4	462.4	461.6	460.3	461.6	381.3

QUARTERLY HIGHLIGHTS:

•
In the third quarter of 2022, the Company achieved combined time charter equivalent earnings of $25,400 per day, comprised of $35,300 per day for the Company’s VLCCs on time-charter and $22,000 per day for the Company’s VLCCs operating in the spot market. The result for the Company’s VLCCs operating in the spot market, measured on a discharge-to-discharge basis, was $27,100 per day for the third quarter of 2022.

•	Adjusted EBITDA for the third quarter of 2022 was $35.6 million. Net profit for the quarter was $7.5 million which equates to $0.04 per basic share.

•
In September, the Company entered into a five-year time-charter contract for DHT Puma or substitute, at $38,000 per day, with charterer’s option to extend two additional years, at $41,000 per day and $45,000 per day, respectively. The vessel is expected to deliver into the contract after the installation of an Exhaust Gas Cleaning System in the first quarter of 2023.

•
In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was not fitted with an Exhaust Gas Cleaning System and was due for its 3rd Special Survey and installation of a Ballast Water Treatment System in the first quarter of 2023. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million. The Company repaid the outstanding debt of $12.2 million in connection with the sale.

•
In September 2022, the Company announced a new dividend policy with 100% of net income being returned to shareholders in the form of quarterly cash dividends. The new policy will be implemented from the third quarter of 2022.

•	In September 2022, the Company prepaid $50.0 million under the Nordea Credit Facility. The voluntary prepayment was made under the revolving credit facility tranche and may be re-borrowed.

•
In the third quarter of 2022, the Company purchased 1,499,608 of its own shares in the open market for an aggregate consideration of $8.8 million, at an average price of $5.87 per share. All shares were retired upon receipt.

•
For the third quarter of 2022, the Company declared a cash dividend of $0.04 per share of outstanding common stock, payable on November 29, 2022, to shareholders of record as of November 22, 2022. This marks the 51st consecutive quarterly cash dividend. The shares will trade ex-dividend from November 21, 2022.

OPERATIONAL HIGHLIGHTS:

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	2021	2020
Operating days[6]	2,184.3	2,288.8	2,340.0	2,392.0	2,399.5	9,776.5	9,882.0
Scheduled off hire days	-	22.5	64.3	98.3	84.8	514.7	255.5
Unscheduled off hire[8]	0.0%	0.0%	0.6%	0.3%	0.0%	0.1%	0.8%
Revenue days[7]	2,181.5	2,227.2	2,261.5	2,287.5	2,306.2	9,157.3	9,548.8
Spot exposure[8]	74.5%	76.1%	76.3%	73.9%	57.2%	54.7%	63.5%
VLCC time charter rate per day	$ 35,300	$33,800	$33,200	$33,900	$27,600	$32,600	$50,400
VLCC spot rate per day	$ 22,000	$21,200	$11,900	$16,900	$7,400	$13,200	$62,000

Covid-19 restrictions related to our seafarers and the ability to change crews are easing, save for restrictions in China. Some customers have implemented their own restrictions adding complexities to managing crew changes. We continue to do everything reasonably possible to facilitate safe and regular crew changes. As of the date of this report, all our seafarers are fully vaccinated at the time of joining a vessel, as is the majority of our onboard sailing crew.

The market recovery has commenced with more cargo in the market when compared to last year and the first half of this year. In addition, trade disruptions are resulting in increased transportation distances, reducing the productivity of the global tanker fleet hence driving rates upwards. The Covid-19 lockdown in China still prevails but a policy change would likely support a stronger recovery. The geopolitical events challenging the energy security situation, in combination with macro-economic issues, are impacting the oil market, the oil price curve and volatility. OPEC+ has introduced reductions in production quotas but actual production levels will likely only be partly impacted. The leading agencies are forecasting increased global oil demand next year. As incremental supply is mainly  seaborne, combined with increasing transportation distances, this should continue to be positive for demand for oil transportation.

The world fleet is aging at a time when ordering of new ships is very limited. One could envisage the fleet to shrink at a time when demand for transportation is recovering, creating a rewarding environment for large tankers. All things considered, we are convinced of the merits of our strategy with reduced financial leverage and low cash break-even levels to protect the downside without giving away the upside. We believe our company is well structured for cyclical markets and that our strategy will reward our shareholders.

As of September 30, 2022, DHT had a fleet of 23 VLCCs, with a total dwt of 7,152,498. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHTS:

•	Pending

OUTLOOK:

Estimated Q4 2022
Fixed time charter days	510
Average fixed time charter rate ($/day)	$34,800
Spot days	1,500
Spot days booked	58%
Average spot rate ($/day)	$59,900
Spot P&L break-even	27,800

•
Thus far in the fourth quarter of 2022, 58% of the available VLCC spot days have been booked at an average rate of $59,900 per day on a discharge-to-discharge basis. 69% of the available VLCC days, combined spot and time-charter days, have been booked at an average rate of $50,200 per day (not including any potential profit splits on time charters).

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, other revenues, vessel operating expenses and general and administrative expenses.
32020 includes impairment charge of $12.6 million.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.
8 As % of total operating days in period.

THIRD QUARTER 2022 FINANCIALS

The Company reported shipping revenues for the third quarter of 2022 of $108.2 million compared to shipping revenues of $59.1 million in the third quarter of 2021. The increase from the 2021 period to the 2022 period includes $52.3 million attributable to higher tanker rates partially offset by $3.2 million attributable to a decrease in total revenue days.

Other revenues for the third quarter of 2022 were $1.7 million and mainly relate to technical management services provided.

Voyage expenses for the third quarter of 2022 were $52.9 million, compared to voyage expenses of $21.4 million in the third quarter of 2021. The increase was mainly due to more vessels in the spot market and higher bunker prices, resulting in a $27.5 million increase in bunker expenses and a $5.3 million increase in port cost.

Vessel operating expenses for the third quarter of 2022 were $17.6 million compared to $19.2 million in the third quarter of 2021. The decrease was mainly due to fewer operating days in Q3 2022, equal to 2,184 operating days, compared to 2,400 operating days in Q3 2021.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $30.2 million for the third quarter of 2022, compared to $31.7 million in the third quarter of 2021. The change was mainly due to decreased depreciation of vessels and docking of $2.1 million, partially offset by increased depreciation related to scrubbers of $0.3 million.

The Company recorded a gain of $6.8 million for the third quarter of 2022 related to the sale of DHT Edelweiss compared to a gain of $1.6 million for the third quarter of 2021 related to the sale of DHT Condor.

General and administrative expense (“G&A”) for the third quarter of 2022 was $3.9 million, consisting of $3.2 million cash and $0.6 million non-cash charge, compared to $4.4 million in the third quarter of 2021, consisting of $3.6 million cash and $0.8 million non-cash charge. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the third quarter of 2022 were $4.5 million compared to $4.7 million in the third quarter of 2021. The decrease was mainly due to a non-cash gain of $2.8 million related to interest rate derivatives in the third quarter of 2022 compared to a non-cash gain of $2.3 million in the third quarter of 2021, partially offset by profit from associated company of $0.3 million in the third quarter of 2021.

As a result of the foregoing, the Company had a net profit in the third quarter of 2022 of $7.5 million, or income of $0.04 per basic share and $0.04 per diluted share, compared to a net loss in the third quarter of 2021 of $21.0 million, or a loss of $0.13 per basic share and $0.13 per diluted share. The increase from the 2021 period to the 2022 period was mainly due to higher tanker rates.

Net cash provided by operating activities for the third quarter of 2022 was $5.5 million compared to net cash used in operating activities of $3.1 million for the third quarter of 2021. The increase was due to a profit of $7.5 million in the third quarter of 2022 compared to a loss of $21.0 million in the third quarter of 2021, partially offset by a $13.0 million change in operating assets and liabilities and a $6.9 million decrease in non-cash items included in net income.

Net cash provided by investing activities was $34.6 million in the third quarter of 2022 and comprised of $37.0 million related to the sale of DHT Edelweiss, partially offset by $2.3 million related to investment in vessels. Net cash provided by investing activities was $27.6 million in the third quarter of 2021 comprised of $29.6 million related to the sale of DHT Condor, partially offset by $1.9 million related to investment in vessels.

Net cash used in financing activities for the third quarter of 2022 was $79.8 million, comprised of $50.0 million related to prepayment of long-term debt, $12.2 million related to repayment of long-term debt in connection with sale of a vessel, $8.8 million related to purchase of treasury shares, $6.5 million related to cash dividend paid and $1.9 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the third quarter of 2021 was $12.3 million comprised of $6.7 million related to purchase of treasury shares, $3.3 million related to cash dividend paid, and $1.9 million related to scheduled repayment of long-term debt.

As of September 30, 2022, the cash balance was $65.7 million, compared to $60.7 million as of December 31, 2021.

The Company monitors its covenant compliance on an ongoing basis. As of September 30, 2022, the Company was in compliance with its financial covenants.

As of September 30, 2022, the Company had 162,653,339 shares of common stock outstanding compared to 166,126,770 shares as of December 31, 2021.

The Company declared a cash dividend of $0.04 per common share for the third quarter of 2022 payable on November 29, 2022, for shareholders of record as of November 22, 2022.

NINE MONTHS 2022 FINANCIALS

The Company reported shipping revenues for the first three quarters of 2022 of $283.9 million compared to $212.0 million in the first three quarters of 2021. The increase from the 2021 period to the 2022 period includes $78.0 million attributable to higher tanker rates partially offset by $6.2 million attributable to decreased total revenue days.

Other revenues for the first three quarters of 2022 were $2.4 million and mainly relate to technical management services provided.

Voyage expenses for the first three quarters of 2022 were $135.7 million compared to voyage expenses of $57.8 million in the first three quarters of 2021. The increase was mainly due to more vessels in the spot market and higher bunker prices, resulting in a $71.0 million increase in bunker expenses and a $10.1 million increase in port expenses.

Vessel operating expenses for the first three quarters of 2022 were $53.9 million, compared to $57.9 million in the first three quarters of 2021. The decrease was mainly due to fewer operating days in the first three quarters of 2022, equal to 6,813 operating days, compared to 7,385 operating days in the first three quarters of 2021.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $95.6 million for the first three quarters of 2022, compared to $95.9 million in the first three quarters of 2021. The decrease was mainly due to a decrease in depreciation related to vessels and docking of $4.4 million, partially offset by increased depreciation related to scrubbers of $4.2 million.

The Company recorded a gain of $19.5 million for the first three quarters of 2022 related to the sale of DHT Hawk, DHT Falcon, and DHT Edelweiss compared to a gain of $15.2 million for the first three quarters of 2021 related to the sale of DHT Raven, DHT Lake, and DHT Condor.

G&A for the first three quarters of 2022 was $14.1 million, consisting of $10.6 million cash and $3.5 million non-cash charge, compared to $14.6 million, consisting of $11.0 million cash and $3.6 million non-cash charge for the first three quarters of 2021.

Net financial expenses for the first three quarters of 2022 were $5.8 million, compared to $9.3 million in the first three quarters of 2021. The decrease was due to a non-cash gain of $14.9 million related to interest rate derivatives in the first three quarters of 2022 compared to a non-cash gain of $8.0 million in the first three quarters of 2021.

The Company had net income for the first three quarters of 2022 of $0.2 million, or income of $0.00 per basic share and $0.00 per diluted share compared to net loss of $8.6 million, or a loss of $0.05 per basic share and $0.05 per diluted share in the first three quarters of 2021. The difference between the two periods mainly reflects higher tanker rates.

Net cash provided by operating activities for the first three quarters of 2022 was $37.6 million compared to $41.7 million for the first three quarters of 2021. The decrease was mainly due to a decrease in non-cash items included in net income of $8.0 million, a decrease of $4.8 million related to changes in operating assets and liabilities, partially offset by net profit of $0.2 million in the first three quarters of 2022 compared to net loss of $8.6 million in the first three quarters of 2021.

Net cash provided by investing activities for the first three quarters of 2022 was $112.2 million comprised of $113.2 million related to sale of vessels and $8.3 million related to acquisition of subsidiary, net of cash paid, partially offset by $9.2 million related to investment in vessels. Net cash used in investing activities for the first three quarters of 2021 was $73.4 million comprised of $160.4 million related to investment in vessels, partially offset by $87.1 million related to sale of vessels.

Net cash used in financing activities for the first three quarters of 2022 was $144.3 million comprised of $73.1 million related to prepayment of long-term debt, $24.7 million related to purchase of treasury shares, $25.5 million related to repayment of long-term debt in connection with sale of vessels, $13.2 million related to cash dividends paid and $7.0 million related to scheduled repayment of long-term debt. Net cash provided by financing activities for the first three quarters of 2021 was $27.6 million comprised of $355.8 million related to issuance of long-term debt, partially offset by $175.9 million related to repayment of long-term debt in connection with refinancing, $93.4 million related to prepayment of long-term debt, $29.2 million related to purchase of treasury shares, $18.7 million related to cash dividends paid, $6.1 million related to repayment of long-term debt in connection with sale of vessel and $4.5 million related to scheduled repayment of long-term debt.

As of September 30, 2022, our cash balance was $65.7 million, compared to $60.7 million as of December 31, 2021.

As of September 30, 2022, the Company had 162,653,339 shares of our common stock outstanding compared to 166,126,770 as of December 31, 2021.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	2021	2020
Reconciliation of adjusted net revenue
Shipping revenues	108,227	99,233	76,400	83,835	59,095	295,853	691,039
Voyage expenses	(52,882)	(45,180)	(37,659)	(34,567)	(21,443)	(92,405)	(140,564)
Adjusted net revenues	55,345	54,053	38,741	49,268	37,652	203,448	550,475

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	7,457	9,956	(17,252)	(2,895)	(21,032)	(11,507)	266,281
Income tax expense	246	141	90	129	97	360	900
Other financial (income)/expenses	469	1,529	556	502	1,015	(645)	1,334
Fair value (gain)/loss on derivative financial liabilities	(2,788)	(4,284)	(7,855)	(4,456)	(2,316)	(12,450)	8,074
Interest expense	6,938	6,633	6,164	6,297	6,348	25,727	38,408
Interest income	(80)	(110)	(1)	(1)	(4)	(6)	(212)
Share of profit from associated companies	-	(978)	(349)	(295)	(293)	(1,278)	(1,193)
(Gain)/loss, sale of vessel	(6,829)	(12,683)	-	-	(1,556)	(15,153)	-
Impairment charges	-	-	-	-	-	-	12,560
Depreciation and amortization	30,198	32,318	33,047	32,750	31,734	128,639	124,245
Adjusted EBITDA	35,610	32,522	14,400	32,032	13,993	113,688	450,397

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	22,000	21,200	11,900	16,900	7,400	13,200	62,000
IFRS 15 impact on spot time charter equivalent per day**	5,100	(3,200)	2,800	400	3,000	500	(2,600)
Adjusted spot time charter equivalent per day	27,100	17,900	14,700	17,300	10,300	13,700	59,400
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. EST/14:00 CET on Tuesday, November 8, 2022, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register.vevent.com/register/BIe2b5c3ae9ff0442f91f3ef8c7427e9e5

Upon registering, each participant will be provided with participant dial-in numbers, and a unique personal PIN. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the Call Me feature instead of dialing the nearest dial-in number.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/fqr8jg9i and can also be accessed in the Investor Relations section of DHT's website at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until November 15, 2022, at 19:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/fqr8jg9i.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, and Singapore. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2022.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2022

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	September 30, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$65,708	60,658
Accounts receivable and accrued revenues	8	50,437	30,361
Capitalized voyage expenses		3,723	1,395
Prepaid expenses		10,506	6,162
Derivative financial assets	5	3,703	-
Bunker inventory		36,351	33,396
Total current assets		$170,427	131,972

Non-current assets
Vessels	6	$1,287,343	1,467,846
Advances for vessel upgrades	6	2,101	372
Other property, plant and equipment		4,869	3,766
Goodwill	4	1,356	-
Investment in associate company		-	5,406
Total non-current assets		$1,295,669	1,477,391

TOTAL ASSETS		$1,466,096	1,609,362

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$22,398	19,662
Derivative financial liabilities		-	7,002
Current portion long-term debt	5	41,235	9,792
Other current liabilities		1,207	624
Deferred shipping revenues	9	3,056	4,865
Total current liabilities		$67,897	41,944

Non-current liabilities
Long-term debt	5	$377,695	512,507
Derivative financial liabilities		-	4,222
Other non-current liabilities		3,474	3,330
Total non-current liabilities		$381,169	520,059

TOTAL LIABILITIES		$449,066	562,003

Equity
Common stock at par value	7	$1,627	1,661
Additional paid-in capital		1,243,647	1,264,000
Accumulated deficit		(236,082)	(222,405)
Translation differences		(212)	101
Other reserves		3,123	3,968
Total equity attributable to the Company		1,012,102	1,047,326
Non-controlling interest		4,928	34
Total equity		$1,017,030	1,047,359

TOTAL LIABILITIES AND EQUITY		$1,466,096	1,609,362

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q3 2022	Q3 2021	9 months 2022	9 months 2021
	Note	Jul. 1 - Sep. 30, 2022	Jul. 1 - Sep. 30, 2021	Jan. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2021
Shipping revenues		$108,227	59,095	283,860	212,018
Other revenues		1,711	-	2,392	-
Total revenues	3	$109,938	59,095	286,251	212,018

Operating expenses
Voyage expenses		(52,882)	(21,443)	(135,721)	(57,838)
Vessel operating expenses		(17,578)	(19,240)	(53,873)	(57,880)
Depreciation and amortization	6	(30,198)	(31,734)	(95,563)	(95,889)
Gain /( loss), sale of vessels		6,829	1,556	19,513	15,153
General and administrative expenses		(3,867)	(4,420)	(14,125)	(14,645)
Total operating expenses		$(97,696)	(75,281)	(279,769)	(211,099)

Operating (loss)/ income		$12,242	(16,186)	6,482	919

Share of profit from associated companies		-	293	1,327	983
Interest income		80	4	191	5
Interest expense		(6,938)	(6,348)	(19,735)	(19,430)
Fair value gain/(loss) on derivative financial liabilities		2,788	2,316	14,927	7,994
Other financial (expense)/income		(469)	(1,015)	(2,555)	1,146
Profit/(loss) before tax		$7,703	(20,935)	637	(8,382)

Income tax expense		(246)	(97)	(477)	(230)
Profit/(loss) after tax		$7,457	(21,032)	161	(8,612)
Attributable to owners of non-controlling interest		425	3	665	9
Attributable to the owners of parent		$7,031	(21,035)	(505)	(8,621)

Basic earnings/(loss) per share		0.04	(0.13)	(0.00)	(0.05)
Diluted earnings/(loss) per share		0.04	(0.13)	(0.00)	(0.05)

Weighted average number of shares (basic)		162,867,756	167,610,608	165,380,297	169,929,434
Weighted average number of shares (diluted)		163,058,844	167,610,608	165,380,297	169,929,434

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

		Q3 2022	Q3 2021	9 months 2022	9 months 2021
	Note	Jul. 1 - Sep. 30, 2022	Jul. 1 - Sep. 30, 2021	Jan. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2021
Profit/(loss) after tax		$7,457	(21,032)	161	(8,612)

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency denominated associate and subsidiary		(324)	(33)	(536)	(96)
Total		$(324)	(33)	(536)	(96)

Other comprehensive income/(loss)		$(324)	(33)	(536)	(96)

Total comprehensive income/(loss) for the period		$7,132	(21,064)	(375)	(8,708)

Attributable to owners of non-controlling interest		$273	3	442	9
Attributable to the owners of parent		$6,859	(21,068)	(818)	(8,717)

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2022	Q3 2021	9 months 2022	9 months 2021
	Note	Jul. 1 - Sep. 30, 2022	Jul. 1 - Sep. 30, 2021	Jan. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2021
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$7,457	(21,032)	161	(8,612)

Items included in net income not affecting cash flows		22,074	28,999	66,204	74,184
Depreciation and amortization		30,198	31,734	95,563	95,889
Amortization of upfront fees		930	648	2,278	1,910
(Gain) / loss, sale of vessels	5	(6,829)	(1,556)	(19,513)	(15,153)
Fair value (gain)/loss on derivative financial instruments		(2,788)	(2,316)	(14,927)	(7,994)
Impairment of equity accounted investment	4	-	-	637	-
Compensation related to options and restricted stock		575	783	3,525	3,564
Net foreign exchange differences		(11)	-	(31)	-
(Gain) / loss modification of debt		-	-	-	(3,049)
Share of profit in associated companies		-	(293)	(1,327)	(983)
Income adjusted for non-cash items		$29,531	7,967	66,365	65,572

Changes in operating assets and liabilities		(24,052)	(11,101)	(28,719)	(23,910)
Accounts receivable and accrued revenues		(25,203)	(317)	(19,675)	12,712
Capitalized voyage expenses		(1,237)	(481)	(2,327)	128
Prepaid expenses		1,585	338	(3,494)	248
Accounts payable and accrued expenses		(4,880)	(1,339)	1,506	(7,205)
Deferred shipping revenues		(244)	(428)	(1,809)	(12,190)
Bunker inventory		5,916	(8,844)	(2,955)	(17,567)
Pension liability		12	(30)	35	(35)
Net cash provided by/(used in) operating activities		$5,479	(3,134)	37,647	41,661

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(2,293)	(1,941)	(9,177)	(160,402)
Proceeds from sale of vessels		36,987	29,587	113,165	87,063
Investment in subsidiaries		-	-	(2)	-
Acquisition of subsidiary, net of cash paid	4	-	-	8,267	-
Investment in other property, plant and equipment		(92)	(1)	(97)	(48)
Net cash provided by/(used in) investing activities		$34,602	27,645	112,156	(73,387)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(6,506)	(3,349)	(13,172)	(18,749)
Repayment principal element of lease liability		(356)	(153)	(730)	(457)
Issuance of long-term debt		-	(105)	-	355,841
Purchase of treasury shares	7	(8,824)	(6,738)	(24,758)	(29,207)
Scheduled repayment of long-term debt		(1,926)	(1,926)	(6,990)	(4,490)
Prepayment of long-term debt	5	(50,000)	-	(73,125)	(93,378)
Repayment of long-term debt refinancing		-	-	-	(175,933)
Repayment of long-term debt, sale of vessels	5	(12,225)	-	(25,531)	(6,061)
Net cash (used in)/provided by financing activities		$(79,837)	(12,271)	(144,307)	27,566

Net (decrease)/increase in cash and cash equivalents		(39,756)	12,240	5,495	(4,160)
Net foreign exchange difference		(314)	-	(445)	-
Cash and cash equivalents at beginning of period		105,778	52,241	60,658	68,641
Cash and cash equivalents at end of period		$65,708	64,481	65,708	64,481

Specification of items included in operating activities:
Interest paid		5,104	5,408	16,380	17,464
Interest received		80	4	191	5

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

				Paid-in					Non-
				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Shares	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2021		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940
Net income/(loss) after tax						(8,621)			9	(8,612)
Other comprehensive income/(loss)						-	(96)			(96)
Total comprehensive income/(loss)						(8,621)	(96)		9	(8,708)
Cash dividends declared and paid						(18,749)				(18,749)
Purchase of treasury shares	7				(29,207)					(29,207)
Adjustment related to non-controlling interest										-
Retirement of treasury shares	7	(4,952,143)	(50)	(29,158)	29,207					-
Compensation related to options and restricted stock		841,696	8	4,619				(1,063)		3,564
Balance at September 30, 2021	7	166,687,881	$1,667	$1,266,965	$-	$(216,079)	$73	$3,185	$29	$1,055,840

Balance at January 1, 2022		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359
Profit/(loss) after tax						(505)			665	161
Other comprehensive income/(loss)						-	(313)		(223)	(536)
Total comprehensive income/(loss)						(505)	(313)		442	(375)
Cash dividends declared and paid						(13,172)				(13,172)
Purchase of treasury shares	7				(24,758)					(24,758)
Adjustment related to non-controlling interest									4,452	4,452
Retirement of treasury shares	7	(4,326,379)	(43)	(24,715)	24,758					-
Compensation related to options and restricted stock		852,948	9	4,362				(846)		3,525
Balance at September 30, 2022	7	162,653,339	$1,627	$1,243,647	$-	$(236,082)	$(212)	$3,123	$4,928	$1,017,030

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022
Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on November 7, 2022 and authorized for issue on November 7, 2022.

Note 2 – General accounting principles

The condensed consolidated interim financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2021. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2021 audited consolidated financial statements.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statement as incurred.

For business combinations achieved in stages, otherwise known as step acquisitions, previously held equity interests in the acquiree are remeasured to fair value. The resulting gain or loss are recognized in the consolidated income statement.

At the acquisition date, the identifiable assets, liabilities, and contingent liabilities that meet the conditions for recognition are recognized at their fair value, except for non-current assets that are classified as held for sale and are recognized at the lower of carrying amount and fair value less cost to sell, and deferred tax assets and liabilities which are recognized at nominal value.

Goodwill arising on acquisition is recognized as an asset measured at the excess of the sum of the consideration transferred, the fair value of any previously held equity interest and the amount of any non-controlling interests in the acquiree over the net amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceed the total consideration of the business combination, the excess is recognized in the income statement immediately.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts or circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Vessels
Capitalized exhaust gas cleaning systems costs are depreciated on a straight-line basis from the time of installation of the equipment to the end of the estimated useful life. The exhaust gas cleaning systems are estimated to have a life of three years.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and amended standards and interpretations that are issued, but not yet effective, are disclosed below. The below list includes the new standards and amendments that we believe are most relevant for the Company:

o	Amendments to IAS 1 Classification of Liabilities as Current or Non-current
o	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The Company is currently assessing the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

Note 3 – Segment reporting

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. Management organizes and manages the entity as one segment based upon the magnitude of services provided. The Company’s Chief Operating Decision Maker (“CODM”), being the President & Chief Executive Officer, reviews the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8, Operating Segments.

The below table details the Company’s total revenues:
$ in thousands	Q3 2022	Q3 2021	9M 2022	9M 2021
Time charter revenues[1]	19,884	28,576	57,208	119,420
Voyage charter revenues	88,343	30,519	226,651	92,598
Shipping revenues	108,227	59,095	283,860	212,018
Other revenues[2]	1,711	-	2,392	-
Total revenues	109,938	59,095	286,251	212,018
1Time charter revenues are presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $4.6 million in the third quarter of 2022, $8.8 million in the third quarter of 2021, $14.2 million in the first three quarters of 2022 and  $30.8 million in the first three quarters of 2021 is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Other revenues mainly relates to technical management services provided.

As of September 30, 2022, the Company had 23 vessels in operation; 6 vessels were on time charters and 17 vessels operating in the spot market.

Information about major customers:
For the period from July 1, 2022, to September 30, 2022, five customers represented $13.5 million, $12.8 million, $10.9 million, $10.9 million, and $6.5 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $54.6 million, equal to 50 percent of the shipping revenues of $108.2 million for the period from July 1, 2022, to September 30, 2022.

For the period from January 1, 2022, to September 30, 2022, five customers represented $42.4 million, $39.0 million, $23.5 million, $19.1 million, and $17.1 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $141.1 million, equal to 50 percent of the shipping revenues of $283.9 million for the period from January 1, 2022, to September 30, 2022.

For the period from July 1, 2021, to September 30, 2021, five customers represented $7.7 million, $7.7 million, $7.5 million, $5.7 million, and $5.7 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $34.3 million, equal to 56 percent of the shipping revenues of $59.1 million for the period from July 1, 2021, to September 30, 2021.

For the period from January 1, 2021, to September 30, 2021, five customers represented $24.6 million, $24.5 million, $24.2 million, $19.8 million, and $16.6 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $109.7 million, equal to 52 percent of the shipping revenues of $212.0 million for the period from January 1, 2021, to September 30, 2021.

Note 4 – Business combination

In May 2022, DHT Holdings, Inc., acquired an additional 3.2% ownership of Goodwood Ship Management Pte. Ltd. (“Goodwood”) a privately owned ship management company incorporated under the laws of the Republic of Singapore for a purchase price of $0.4 million in cash. A change in Goodwood’s partnership structure allowed the Company to increase its shareholding under the existing partnership agreement. Goodwood currently manages 22 of DHT’s vessels.

Following the acquisition, the Company’s ownership percentage increased to 53.2%, with the Company obtaining control over Goodwood in what is known as a step acquisition. Previously held equity interests in Goodwood were remeasured to a fair value of $6.0 million, resulting in a loss of $0.6 million, which was recognized under other financial (expense)/income in the consolidated income statement in the second quarter of 2022.

The Company has elected to measure the non-controlling interests in Goodwood at the proportionate share of identifiable net assets.

Assets acquired and liabilities assumed
The preliminary fair values of the identifiable assets and liabilities of Goodwood as at the date of the acquisition were:

$ in thousands	FV recognized on acquisition
ASSETS
Current assets	$9,912
Non-current assets	2,522
TOTAL ASSETS	$12,433
LIABILITIES
Current liabilities	$(570)
Non-current liabilities	(2,342)
TOTAL LIABILITIES	$(2,912)
TOTAL IDENTIFIABLE NET ASSETS AT FAIR VALUE	$9,521

Previously held equity interest measured at fair value	$(6,030)
Non-controlling interest measured at fair value	(4,453)
Goodwill arising on acquisition	1,356
PURCHASE CONSIDERATION TRANSFERRED	$394

$ in thousands	Cash flow on acquisition
Net cash acquired with the subsidiary	$8,660
Cash paid	(394)
NET CASH FLOW ON ACQUISITION	$8,267

The goodwill of $1.4 million comprises the value of the personnel technical management expertise, customer base, and market reputation, which are not separately recognized.

Impact of acquisition on the result of the Company
For the period from May 31 to September 30, 2022, Goodwood has contributed $2.4 million to total revenues and a profit of $1.6 million before tax to the Company.

If the business combination had taken place at the beginning of the year, the total revenues would have been $289.5 million on a proforma basis and the combined result before tax would have improved by $0.6 million to $1.2 million on a proforma basis.

Note 5 – Interest bearing debt

As of September 30, 2022, DHT had interest bearing debt totaling $418.9 million.

Scheduled debt repayments (USD thousands) and margin above Libor
	Margin	Q4
$ in thousands	above Libor	2022	2023	2024	Thereafter	Total
ABN Amro Credit Facility *	2.40%	-	25,677	191,084	-	216,761
Credit Agricole Credit Facility	2.19%	676	32,433	-	-	33,109
Danish Ship Finance Credit Facility	2.00%	1,213	2,427	2,427	26,693	32,760
Nordea Credit Facility **	1.90%	1,250	23,715	23,715	93,521	142,200
Total		3,139	84,251	217,226	120,214	424,830
Unamortized upfront fees bank loans						(5,900)
Total interest bearing debt						418,930
* $90.1 mill. undrawn as of September 30, 2022.
** $145.0 mill. undrawn as of September 30, 2022.

ABN Amro Credit Facility
In May 2022, the Company entered into agreements to sell DHT Hawk, built 2007, and DHT Falcon, built 2006, at $40 million and $38 million, respectively. The vessels were both delivered during the second quarter of 2022 and the sales generated a combined gain of $12.7 million. The Company repaid the outstanding debt on the two vessels, equal to $13.3 million in total and cancelled the RCF tranches of $9.9 million.

The outstanding amount is repayable in quarterly installments of $6.4 million through Q2 2024 with a final payment of $178.2 in addition to the last installment. All quarterly installments have been prepaid through 2022.

Credit Agricole Credit Facility
The outstanding amount is repayable in quarterly installments of $0.7 million with a final payment of $29.7 million in addition to the last installment in December 2023.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025.

Nordea Credit Facility
In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million. The Company repaid the outstanding debt of $12.2 million in connection with the sale and cancelled the RCF tranche of $2.4 million.

In June 2022 and September 2022, the Company prepaid $23.1 million and $50 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made under the revolving credit facility tranches and may be re-borrowed.

The outstanding amount is repayable in quarterly installments of $1.3 million through the fourth quarter of 2022. From the first quarter of 2023, the quarterly installments will be $5.9 million, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million.

Derivatives - interest rate swaps

Only derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of September 30, 2022, the Company had nine amortizing interest rate swaps with notional amount totaling $317.3 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of September 30, 2022, the fair value of the derivative financial assets related to the swaps amounted to $3.7 million.

		Notional amount	Current assets	Non-current assets	Fair value
$ in thousands	Expires	Q3 2022	Q3 2022	Q3 2022	Q3 2022
Swap pays 2.987%, receive floating	Apr. 20, 2023	37,800	217	-	217
Swap pays 3.012%, receive floating	Apr. 20, 2023	37,800	212	-	212
Swap pays 3.019%, receive floating	Sep. 29, 2023	26,250	345	-	345
Swap pays 3.019%, receive floating	Sep. 29, 2023	25,337	332	-	332
Swap pays 2.8665%, receive floating	Sep. 29, 2023	41,763	622	-	622
Swap pays 2.8785%, receive floating	Jun. 30, 2023	36,181	395	-	395
Swap pays 2.885%, receive floating	Sep. 29, 2023	41,120	603	-	603
Swap pays 2.897%, receive floating	Sep. 30, 2023	36,359	521	-	521
Swap pays 3.020%, receive floating	Sep. 29, 2023	34,674	458	-	458
Total carrying amount		317,284	3,703	-	3,703

Covenant compliance
The Company’s financial covenants as of September 30, 2022, are summarized as follows:
	ABN Amro	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	10 VLCCs	1 VLCC	1 VLCC	11 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$200 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $20 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by a broker approved by the financial institution)

As of September 30, 2022, the Company was in compliance with its financial covenants.

Note 6 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2022	2,156,855
Additions	92
Transferred from vessels upgrades	6,829
Retirement *	(166,839)
At September 30, 2022	1,996,937

Depreciation, impairment and amortization
$ in thousands
At January 1, 2022	689,009
Depreciation and amortization	94,538
Retirement *	(73,953)
At September 30, 2022	709,594

Carrying Amount
$ in thousands
At January 1, 2022	1,467,846
At September 30, 2022	1,287,343
*Relates to sale of DHT Falcon, DHT Hawk and DHT Edelweiss and completed depreciation of drydocking for DHT Hawk and DHT Sundarbans.

Advances for vessel upgrades
Cost of advances for vessels and vessel upgrades relates to prepaid drydocking and ballast water treatment systems.

Cost of advances of vessels and vessel upgrades
$ in thousands
At January 1, 2022	372
Additions	8,558
Transferred to vessels	(6,829)
At September 30, 2022	2,101

Carrying Amount
$ in thousands
At January 1, 2022	372
At September 30, 2022	2,101

Note 7 – Stockholders’ equity and dividend payment

	Common stock	Preferred stock
Issued at September 30, 2022	162,653,339	-
Numbers of shares authorized for issue at September 30, 2022	250,000,000	1,000,000
Par value	$0.01	$0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
In the third quarter of 2022, the Company purchased 1,499,608 of its own shares in the open market for an aggregate consideration of $8.8 million, at an average price of $5.87 per share. In the second quarter of 2022, the Company purchased 2,826,771 of its own shares in the open market for an aggregate consideration of $15.9 million, at an average price of $5.63 per share. All shares were retired upon receipt.

In the third quarter of 2021, the Company purchased 1,230,302 of its own shares in the open market for an aggregate consideration of $6.7 million, at an average price of $5.47 per share. In the second quarter of 2021, the Company purchased 3,721,841 of its own shares in the open market for an aggregate consideration of $22.5 million, at an average price of $6.02 per share. All shares were retired upon receipt.

Dividend payment
Dividend payments as of September 30, 2022:

Payment date	Total Payment	Per common share
August 30, 2022	$6.5 million	$0.04
May 26, 2022	$3.3 million	$0.02
February 24, 2022	$3.3 million	$0.02
Total payment as of September 30, 2022	$13.2 million	$0.08

Dividend payments as of December 31, 2021:

Payment date	Total Payment	Per common share
November 23, 2021	$3.3 million	$0.02
August 26, 2021	$3.3 million	$0.02
May 26, 2021	$6.8 million	$0.04
February 25, 2021	$8.6 million	$0.05
Total payment as of December 31, 2021	$22.1 million	$0.13

Note 8 – Accounts receivable and accrued revenues

Accounts receivable and accrued revenues totaling $50.4 million as of September 30, 2022, consists of mainly accounts receivable with no material amounts overdue.

Note 9 – Deferred shipping revenues

Deferred shipping revenues relates to charter hire payments paid in advance. As of September 30, 2022, $3.1 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position.

Note 10 – Financial risk management, objectives, and policies

Note 9 in the 2021 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent events

On November 7, 2022, the Board approved a dividend of $0.04 per common share related to the third quarter 2022 to be paid on November 29, 2022, for shareholders of record as of November 22, 2022.